Mail Stop 6010

October 4, 2006

Mr. Ron H. Wirahadiraksa
President and Chief Financial Officer
LG.Philips LCD Co., Ltd.
17th Floor, West Tower LG Twin Towers
20 Yoido-dong, Youngdungpo-gu
Seoul, Republic of Korea 150-721

> **RE: LG.Philips LCD Co., Ltd.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-32238**

Dear Mr. Wirahadiraksa:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-2

1. We see that your independent registered public accounting firm did not sign their report. Please file an amendment to your Form 20-F for the year ended December 31, 2005 that includes a signed report from your independent registered public accounting firm.

Note 10. Long-Term Debt, page F-17

2. We note that you have issued zero coupon convertible bonds during 2005. Please tell us how you have accounted for these bonds, including, any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19. Tell us how you have applied the guidance in EITF 00-19 in evaluating whether the various features of your convertible bonds, for example, the conversion feature, redemption feature, put option, etc. are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

As appropriate, please amend your December 31, 2005 Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief